As filed with the Securities and Exchange Commission on January 19, 2012
Securities Act File No. 005-84936
Investment Company Act File No. 811-22260

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

(Under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934)

(Final Amendment)

RMR Asia Pacific Real Estate Fund

(Name of Issuer)

RMR Asia Pacific Real Estate Fund

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

76970B101
(CUSIP Number of Class of Securities)

Adam D. Portnoy, President
RMR Asia Pacific Real Estate Fund
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458
(617) 332-9530
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Louis A. Goodman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, Massachusetts 02108 (617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation: $11,352,709.14*	Amount of Filing Fee: $1,301.02**

*                                         Calculated as the aggregate maximum purchase price to be paid for 668,593 shares in the offer, based upon the net asset value per share ($16.98) on December 8, 2011.

**                                  Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☒                                  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:           $1,301.02

Filing Party:                                RMR Asia Pacific Real Estate Fund

Form or Registration No.:          Schedule TO-I, Registration No. 005-84936

Date Filed:                                       December 14, 2011

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed on December 14, 2011 by RMR Asia Pacific Real Estate Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to 20% of its outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”), or 668,593 Shares, from the shareholders of the Fund on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(l)(i) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer.  The following information is furnished pursuant to Rule 13e-4(c)(4):

1.                    The Offer expired at 12:01 a.m., Eastern Time, on January 13, 2012.

2.                    2,608,250.332 Shares (approximately 78% of RAP’s outstanding Shares) were validly tendered and not withdrawn prior to the expiration of the Offer. Because the number of Shares tendered exceeded 668,593 Shares, the Offer was oversubscribed. Therefore, in accordance with the terms and conditions specified in the Offer to Purchase, and in accordance with Rule 13e-4(f)(3), the Fund purchased Shares from all tendering shareholders on a pro rata basis.

3.                    The value of the Shares was calculated as of the close of business of the NYSE Amex on Friday, January 13, 2012.

4.                    Payment of the purchase price was made on or about Thursday, January 19, 2012, in the amount of $11,407,154.45.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

RMR ASIA PACIFIC REAL ESTATE FUND

	By:	/s/ Adam D. Portnoy
	Name:	Adam D. Portnoy
	Title:	President

Date: January 19, 2012

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